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Filed pursuant to Rule
424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933
Registration Statement No. 333-59284

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2003)

ADVANSTAR COMMUNICATIONS INC.

12% Series B Senior Subordinated Notes Due 2011

Recent Developments

        We have attached to this prospectus supplement, and incorporated by reference into it.

(1)
Our Form 8-K Current Report of Advanstar Communications Inc. containing our press release dated July 22, 2003.

(2)
Certain information with respect to our earnings for the six months ended June 30, 2003.

This prospectus supplement, together with the prospectus, is to be used by Credit Suisse First Boston LLC in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Credit Suisse First Boston LLC may act as principal or agent in such transactions.

July 23, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)            July 22, 2003

Advanstar Communications Inc.
(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	333-57201 (Commission File Number)	59-2757389 (I.R.S. Employer Identification No.)
545 Boylston Street, Boston, Massachusetts (Address of principal executive offices)		02116 (Zip Code)

Registrant's telephone number, including area code: (617) 267-6500

Item 5.    Other Events

        On July 22, 2003, Advanstar Communications Inc. issued the press release attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 7.    Financial Statements and Exhibits

  (c)
  Exhibits

Exhibit No.	Document
99.1	Press release dated July 22, 2003

SIGNATURES

        Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANSTAR COMMUNICATIONS INC.
Date: July 22, 2003	By:	/s/ DAVID W. MONTGOMERY Name: David W. Montgomery Title: Vice President—Finance, Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Document
99.1	Press release dated July 22, 2003

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

ADVANSTAR ANNOUNCES COMMENCEMENT OF PRIVATE
PLACEMENT OF $400,000,000 SECOND PRIORITY SENIOR SECURED
NOTES

Boston, MA—July 22, 2003—Advanstar Communications Inc. ("Advanstar") today announced that it had launched a private placement of approximately $400 million aggregate principal amount of second priority senior secured notes. The second priority senior secured notes will be issued in two tranches, one with a floating interest rate maturing in 2008 (and requiring quarterly amortization equal to .25% of the principal amount thereof) and one with a fixed interest rate maturing in 2010, and will be secured by second priority liens on substantially all the collateral securing its credit facility (other than the capital stock of certain of Advanstar's subsidiaries and assets of its parent companies).

Advanstar plans to use the net proceeds from the offering of the second priority senior secured notes to repay and terminate all outstanding term loans and repay all revolving borrowings under its credit facility and to pay related fees and expenses. In connection with the private placement, Advanstar is amending its bank credit facility to permit this offering, eliminate the leverage ratio and amend certain other covenants contained in the credit facility and reduce the revolving loan commitments thereunder from $80 million to $60 million.

The second priority senior secured notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. This announcement is neither an offer to sell nor a solicitation of any offer to buy the second priority senior secured notes.

        The following is financial information concerning Advanstar Communications Inc.'s operating results for the second quarter and the first half of 2003.

Advanstar Communications Inc.
Summary Financial Information
(Unaudited)

	Quarter Ended June 30,		Year-to-Date June 30,
	2003	2002	2003	2002
In thousands
Net revenue:
Trade shows and conferences	$23,690	$21,934	$97,776	$98,399
Publications	35,580	37,049	67,095	65,723
Marketing services and other	4,165	4,310	7,919	8,598

Total net revenue	63,435	63,293	172,790	172,720

Contribution margin (1):
Trade shows and conferences	8,328	8,042	49,742	50,787
Publications	12,214	12,694	21,184	18,435
Marketing services and other	385	646	1,039	2,241

Total contribution margin	20,927	21,382	71,965	71,463
General and administrative expenses	7,945	9,365	17,813	19,243
Provision and funding of affiliated dot.com company operations	425	637	635	38,716
Depreciation and amortization	13,372	16,829	26,527	33,477

Operating income (loss)	$(815)	$(5,449)	$26,990	$(19,973)
Cash flows provided by (used in):
Operating activities	$10,132	$10,301	$12,397	$(178)
Investing activities	(1,225)	(3,433)	(3,205)	(16,458)
Financing activities	(3,519)	(9,783)	(10,796)	(14,988)

(1)
Contribution margin is defined as net revenue less cost of production and selling, editorial and circulation costs.

        Revenue for the second quarter ended June 30, 2003 of $63.4 million increased slightly from $63.3 million in the second quarter of 2002. Revenue for the first half of 2003 of $172.8 million increased slightly from $172.7 million in the first half of 2002.

        Contribution margin, which is defined as net revenue less cost of production and selling, editorial and circulation costs, is the measure by which the Company monitors segment performance. Contribution margin for the second quarter ended June 30, 2003 was $20.9 million, down from $21.4 million in the second quarter of 2002. Contribution margin for the first half of 2003 of $72.0 million increased from $71.5 million in the first half of 2002.

        Cash flows provided by operating activities for the second quarter ended June 30, 2003 of $10.1 million decreased from $10.3 million in the second quarter of 2002. Cash flows provided by operating activities for the first half of 2003 of $12.4 million increased from a use of cash of $0.2 million in the first half of 2002, primarily due to an increase in earnings and a reduction in cash interest paid during the period.

        As of June 30, 2003, cash and cash equivalents were approximately $18.0 million and total outstanding borrowings under the revolver were $39.1 million and total debt was $550.8 million.

Quarterly Operating Summary

        Revenue from trade shows and conferences increased $1.8 million, or 8.0%, to $23.7 million in the second quarter of 2003 from $21.9 million in the second quarter of 2002. Total tradeshow square feet increased approximately 6.6% and price per square foot increased 1.6% in the second quarter of 2003 over the second quarter of 2002. Increase in trade show and conference revenue was attributable to a shift in the timing of two events into the second quarter of 2003, partially offset by declines in events that serve the technology and east coast fashion markets, and the effect of holding three fewer events serving the call center, e-learning and financial services markets. In the first quarter of 2002, the Company held two events which were moved to the second quarter in 2003. Adjusted for timing of events, total tradeshow revenue declined $3.3 million, due primarily to declines in events serving the technology markets which continue to suffer from the overall curtailment of marketing spending by technology companies.

        Contribution margin from trade shows and conferences increased 3.6% to $8.3 million for the second quarter of 2003 from $8.0 million in the second quarter of 2002. This increase was primarily due to a shift in the timing of two events discussed above, offset by declines in operating results of events serving the call center, e-learning and east coast fashion markets.

        Revenue from publications declined 4.0% to $35.6 million for the second quarter of 2003 from $37.0 million for the second quarter of 2002. Advertising pages declined approximately 4.1%, and revenue per page increased approximately 0.7% in the second quarter of 2003 compared to the second quarter of 2002. The decline in ad pages was most heavily focused in our magazines serving the technology and travel markets, as they continue to suffer from the overall economic environment, and most recently, the SARS outbreak. In the second quarter of 2003, advertising pages increased 6.6% across all markets other than technology and travel, resulting in a 7.4% increase in revenue in these other markets compared to the first quarter of 2002. Our acquisition late in 2002 of Healthcare Traveler also contributed to this increase.

        Contribution margin from publishing declined 3.8% to $12.2 million in the second quarter of 2003 from $12.7 million in the second quarter of 2002. This decline was primarily due to the difficult operating environment for our publications serving the technology and travel markets, partially offset by strong performances of our publications serving the licensing, automotive and healthcare markets, and our acquisition of Healthcare Traveler in October 2002.

        Revenue from marketing services and other declined to $4.2 million in the second quarter of 2003 from $4.3 million in the second quarter of 2002 due primarily to softness in our classified and recruitment advertising. Contribution margin from marketing services and other decreased to $0.3 million in the second quarter of 2003 from $0.6 million in the second quarter of 2002 due to the decline in revenue and an increase in sales staff resources dedicated to developing sales opportunities related to our small space advertisers.

Year-to-date Operating Summary

        Revenue from trade shows and conferences declined $0.6 million to $97.8 million in the first half of 2003 from $98.4 million in the first half of 2002. Total tradeshow square footage of 3.1 million square feet in the first half of 2003 decreased 2.4% from the first half of 2002. In 2003 we held fewer events serving the beauty, e-learning and call center markets, resulting in a decrease in 2003 revenue. We launched new events in the art, beauty and automotive markets which served to partially offset this decline in revenue. We also held one event serving the power sports market in the first quarter of 2003 which was last held in the fourth quarter of 2001. Revenue for our spring MAGIC events increased approximately $1.5 million, or 5.1%, compared to the spring 2002 events due to increased pricing per square foot. Attendance at our spring MAGIC events increased 2.9% while square feet declined 3.8% at the spring 2003 events compared to the spring 2002 events. Our trade shows serving the technology market continues to suffer from the overall curtailment of marketing spending by technology companies. Revenue from our events serving the technology market declined $4.5 million, or 22.2%, in the first half of 2003 compared to the first half 2002. In the first half of 2003, total tradeshow square feet and revenue for all of our markets except technology increased 3.1% and 6.8%, respectively, over the first half of 2002.

        Contribution margin from trade shows and conferences declined 2.1% to $49.7 million for the first half of 2003 from $50.8 million in the first half of 2002. This decrease was primarily due to the decline in operating results of events serving the technology market, partially offset by the shift in timing of our event serving the power sports market and the launch of several trade shows during the period.

        Revenue from publications increased 2.1% to $67.1 million for the first half of 2003 from $65.7 million for the first half of 2002. In the first half of 2003 compared to the first half of 2002, advertising pages increased approximately 0.6% and revenue per page increased approximately 1.2% across our portfolio, most heavily concentrated in publications serving the beauty, healthcare and automotive markets. Our acquisition in October 2002 of Healthcare Traveler also contributed to this increase. Our magazines serving the technology and travel markets continue to suffer from the overall economic environment as advertising pages continued to decline in these markets. Advertising pages increased 11.4% across all markets other than technology and travel, resulting in an 11.9% revenue increase in these other markets.

        Contribution margin from publishing increased 14.9% to $21.2 million for the first half of 2003 from $18.4 million for the first half of 2002. This increase was primarily due to the strong performance of publications serving the healthcare, automotive, licensing and beauty markets, our acquisition of Healthcare Traveler in October 2002, and our continuing cost management initiatives.

        Revenue from marketing services and other declined 0.8% million to $7.9 million for the first half of 2003 from $8.6 million for the first half of 2002 due largely to softness in classified and recruitment advertising. Contribution margin from marketing services and other decreased to $1.0 million in the first half of 2003 from $2.2 million in the first half of 2002 due to the decline in revenue and an increase in sales staff resources dedicated to developing sales opportunities related to our small space advertisers.

        Other income declined $2.0 million to $0.3 million for the first half of 2003 from $2.3 million for the first half of 2002 due largely to a reduction in the level of foreign exchange gains recognized during the period.

        Provision for income taxes increased $8.9 million for the first half of 2003 from an income tax benefit of $8.1 million for the first half of 2002. Our tax provision in 2003 relates to income taxes in certain foreign jurisdictions. We recorded no income tax benefit related to the net operating loss we expect to generate during 2003 because we will establish a valuation allowance to offset any related tax benefits, due to uncertainty about realization of these benefits.

*    *    *

Advanstar Communications Inc.
Statements of Operations
(Unaudited)

	Quarter Ended June 30,		Year-to-Date June 30,
	2003	2002	2003	2002
In thousands
Net revenue	$63,435	$63,293	$172,790	$172,720

Operating expenses:
Costs of production	12,884	12,700	36,136	35,890
Selling, editorial and circulation	29,624	29,211	64,689	65,367
General and administrative	7,945	9,365	17,813	19,243
Provision and funding of affiliated dot.com company operations	425	637	635	38,716
Depreciation and amortization	13,372	16,829	26,527	33,477

Total operating expenses	64,250	68,742	145,800	192,693

Operating income (loss)	(815)	(5,449)	26,990	(19,973)
Other income (expense):
Interest expense, net	(12,549)	(13,252)	(24,635)	(25,926)
Other income (expense), net	(91)	1,216	308	2,258

Income (loss) before income tax expense and minority interests	(13,455)	(17,485)	2,663	(43,641)
Provision (benefit) for income taxes	421	(3,296)	725	(8,072)
Minority interests	(414)	(590)	(542)	(680)

Loss before extraordinary item and accounting change	(14,290)	(14,779)	1,396	(36,249)

Cumulative effect of change in accounting	—	—	—	(66,817)

Net income (loss)	$(14,290)	$(14,779)	$1,396	$(103,066)

QuickLinks

  Item 5. Other Events
  Item 7. Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX
  Exhibit 99.1
Advanstar Communications Inc. Summary Financial Information (Unaudited)
Advanstar Communications Inc. Statements of Operations (Unaudited)